

May 29, 2008

Room 7010

David A. Martin
Principal Financial Officer and Principal Accounting Officer
Insituform Technologies, Inc.
17988 Edison Avenue
Chesterfield, Missouri 63005-1195

>   **Re: Insituform Technologies, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **File No. 000-10786**

Dear Mr. Martin:

We have reviewed your response letter dated May 13, 2008 and have the following comment. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Note 14. Segment and Geographic Information, page 57

1.   We note your response to prior comment 3 which indicates that you have three operating segments. We further note that you have aggregated the North American and European Rehab segments resulting in the Company having two reportable segments. Based on the information provided in your response, it appears that the North American and European Rehab segments may exhibit certain dissimilarities. Please note the following:
     ▪   Gross margins for the North American operating segment were lower than the European segment by 6 to 10 margin points. The disparity in gross margins for these two segments has been growing since 2005.
     ▪   Gross margin trends have differed in these two segments. For example, North American trends decreased in 2006 and 2007 but have increased during the first quarter 2008 whereas European gross margin trends increased in 2006 and decreased in 2007 and first quarter 2008.
     ▪   Operating margins for the European segment were 7.1% whereas the North American segment was 0.3%.

- North American operating margins have decreased since 2005 but increased in the first quarter 2008 whereas the European operating margins increased in 2006 but have decreased since then.
- There is a large disparity between return on assets as well between these two segments.

Although you indicate that reasons for these "temporary dissimilarities" are disclosed in your public filings, please provide us an analysis that includes explanations for these differences in economic characteristics, including differences in trends, and tell us why these differences would not be considered an indication of differences in economic characteristics and your basis for concluding that each difference was only temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10 and Question 8 of the FASB Staff Implementation Guide for SFAS 131.   Additionally provide us with any subsequent year budgeting or forecasted information that supports your belief that the economic characteristics provided in your response will "be more tightly aligned in future periods."

Executive Compensation

Annual Cash Incentive Compensation

2. We note your response to our prior comment 4 regarding annual cash incentive compensation under the 2006 Executive Performance Plan, which is based on the achievement of performance criteria established over a three-year period. As requested, please confirm that in addition to clarifying the timing of payments under this and other plans, you will explain how the amounts of awards paid in the most recent year were determined, even where the awards are paid with respect to plans from an earlier year. Specifically, you should describe the performance criteria for the year that gives rise to the payment of the incentive amount for that year. Please confirm your understanding and provide, with a view toward disclosure, an example of disclosure you would provide with respect to amounts derived from the 2006 Plan that were paid in 2007.

3. We note your response to prior comment 4 regarding disclosure of the net income target and unit operating targets for the payment of incentive compensation and equity-based incentive awards. It remains unclear to us how disclosure of consolidated Company net income targets or unit operating income targets would place you at a disadvantage in any particular competitive bidding situation. Please either explain in greater detail how a potential competitive bidder would actually use this information in a way that would be likely to cause you significant competitive harm, or confirm that you will disclose the targets in future filings.

4. Regarding the individual performance objectives, we do not understand your statement that these objectives are not material because they are not directly determinative of the individual executive officers incentive payments from the second pool. You also state that payments from the second pool "are based on the Compensation Committee's assessment of the individual's achievement of his or her pre-determined individual performance objectives." This disclosure suggests that the achievement of the individual performance objectives is material and in fact determinative of whether amounts are awarded from the second pool. Therefore, we reiterate the third paragraph of our prior comment 4.

* * * * *

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Errol Sanderson, Financial Analyst at (202) 551- 3746 or Pam Long, Assistant Director at (202) 551-3760.

Sincerely,

Terence O'Brien
Branch Chief